Gemini Wine & Spirits

Profit and Loss

January - December 2022

	TOTAL
Income	
Food Sales	22,162.54
Sales	115.59
Shopify Discounts	-38,875.32
Shopify Refunds	-9,322.88
Shopify Sales	842,255.38
Shopify Shipping	3,341.50
Wine Club	138,145.82
Total Income	**$957,822.63**
Cost of Goods Sold	
Beer/Liquor	138,778.00
E-Commerce Service	614.32
Shopify Fees	23,317.06
Total E-Commerce Service	**23,931.38**
Food Cost	22,607.93
Wine	463,722.96
Total Cost of Goods Sold	**$649,040.27**
GROSS PROFIT	**$308,782.36**
Expenses	
401K Administration Fee	3,835.09
ADT	1,816.08
Advertising & Marketing	7,555.88
Donation	2,029.00
Total Advertising & Marketing	**9,584.88**
Bank Charges & Fees	1,102.26
CAM	492.75
Car & Truck	1,606.62
CC Processing Fees	5,448.93
Dues & Subscriptions	8,726.40
Insurance	3,244.51
Workers Comp	1,471.67
Total Insurance	**4,716.18**
Interest Paid	3,613.71
Legal & Professional Services	37,389.62
Liquor License CA	2,674.00
Meals & Entertainment	13,388.82
Office Supplies & Software	3,778.27
Payroll	107,473.50
1099 Contractors payroll	140.00
Payroll Employer Taxes	9,907.74

Gemini Wine & Spirits

Profit and Loss
January - December 2022

	TOTAL
Payroll Fees	1,987.65
Total Payroll	**119,508.89**
Rent & Lease	55,289.25
Repairs & Maintenance	9,113.36
Research	4,136.66
Shipping, Freight & Delivery	7,744.27
Store Expenses	4,203.02
Taxes & Licenses	
Business Tax	641.92
Corporate Income Taxes	860.26
Property Taxes	6,604.42
State Taxes	1,072.00
Total Taxes & Licenses	**9,178.60**
Travel	1,841.61
Utilities	5,033.23
Total Expenses	**$314,222.50**
NET OPERATING INCOME	**$ -5,440.14**
NET INCOME	**$ -5,440.14**

Gemini Wine & Spirits

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
401K	0.00
Cash on hand	705.50
GEMINI WINE & SPIRITS INC (3014)	118,911.05
Savings	52,625.81
Total Bank Accounts	**$172,242.36**
Accounts Receivable	
Accounts Receivable (A/R)	685.00
Total Accounts Receivable	**$685.00**
Other Current Assets	
Inventory Asset	0.00
Prepaid Expenses	45,000.00
SC Cellars Short Term Loan	100,000.00
Shopify Carried Balances	0.00
Shopify Clearing Account	-592.50
Shopify Pending Balances	-309.88
Uncategorized Asset	0.00
Undeposited Funds	211.10
Total Other Current Assets	**$144,308.72**
Total Current Assets	**$317,236.08**
Fixed Assets	
Accumulated Depreciation	-16,274.00
Front Counter	16,450.00
Furniture	4,296.84
Furniture - Crate & Barrel	2,877.91
Ipad 2018	522.44
Ipad 2022	1,005.22
Leasehold Improvements	30,880.94
Leasehold Improvements 2020	64,733.67
Leasehold Improvements 2022	3,122.24
Macbook Air	1,289.24
Shop Furniture	1,279.50
True Brand Refrigerator	2,050.00
Wine Fridge	1,850.00
Total Fixed Assets	**$114,084.00**
Other Assets	
Accumulated Amortization	-37,896.00
Bar Gemini Loan	2,500.00
Goodwill	97,000.00
Lease	20,000.00

Gemini Wine & Spirits

Balance Sheet

As of December 31, 2022

	TOTAL
Liquor License	44,779.62
PG&E Utility Deposit	1,080.00
Prepaid Rent	6,275.00
Security Deposit - Rent	4,025.00
SF Water,Power & Sewer	100.00
Start-up Soft Cost	19,524.30
Total Other Assets	**$157,387.92**
TOTAL ASSETS	**$588,708.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	62,843.05
Total Accounts Payable	**$62,843.05**
Credit Cards	
American Express 1	13,174.43
Total Credit Cards	**$13,174.43**
Other Current Liabilities	
Sales Tax Payable	0.00
San Francisco CA sales	-69,194.25
Shopify Sales Tax Collected	80,454.31
Total Sales Tax Payable	**11,260.06**
Shopify Gift Card Liabilities	5,240.67
Total Other Current Liabilities	**$16,500.73**
Total Current Liabilities	**$92,518.21**
Long-Term Liabilities	
First Republic SBA EIDL LOAN	370,400.00
Hope Buyout Balance Due	96,236.51
Local Cellar LLC	15,583.26
Total Long-Term Liabilities	**$482,219.77**
Total Liabilities	**$574,737.98**
Equity	
Gemini 401K	0.00
Hope Pomerantz	5,000.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-194.44
Retained Earnings	14,238.16
Net Income	-5,440.14
Total Equity	**$13,970.02**
TOTAL LIABILITIES AND EQUITY	**$588,708.00**

Gemini Wine & Spirits

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,440.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
SC Cellars Short Term Loan	-100,000.00
Shopify Carried Balances	12,565.00
Shopify Clearing Account	592.50
Shopify Pending Balances	309.88
Accounts Payable (A/P)	7,657.07
American Express 1	-251.86
Sales Tax Payable:San Francisco CA sales	-69,139.00
Sales Tax Payable:Shopify Sales Tax Collected	70,893.05
Shopify Gift Card Liabilities	2,099.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-75,273.61**
Net cash provided by operating activities	**$ -80,713.75**
INVESTING ACTIVITIES	
Front Counter	-16,450.00
Ipad 2022	-1,005.22
Leasehold Improvements	-1,500.00
Leasehold Improvements 2022	-3,122.24
Macbook Air	-1,289.24
Shop Furniture	-1,279.50
Bar Gemini Loan	-2,500.00
Net cash provided by investing activities	**$ -27,146.20**
FINANCING ACTIVITIES	
Hope Buyout Balance Due	96,236.51
Local Cellar LLC	-16,999.92
Gemini 401K	-175,000.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-194.44
Retained Earnings	20,550.22
Net cash provided by financing activities	**$ -75,041.19**
NET CASH INCREASE FOR PERIOD	**$ -182,901.14**
Cash at beginning of period	355,354.60
CASH AT END OF PERIOD	**$172,453.46**